

July 15, 2010

Mr. Sun Hongyi
President
Zhong International Holdings Co., Ltd.
Room 1101.11F Shun Kwong Commercial Building No.8
Des Vouex Road Hong Kong

> **Re:** **Zhong Wen International Holding Co., Ltd.**
> **Registration Statement on Form S-1**
> **Filed June 21, 2010**
> **File No. 333-167663**

Dear Mr. Hongyi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that certain of the shares you are registering for resale are to be sold by persons and/or entities that appear to be affiliates of your company. Given the size of the offering by these selling shareholders relative to the number of shares outstanding held by non-affiliates and the nature of the offering, this transaction appears to be a primary offering of your shares to the public, with these selling shareholders acting as the conduit in that distribution to the public. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and should be appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i) of Regulation C. We may have further comment after reviewing your response.

Alternatively, if you concur with our view that the proposed offering is a primary offering but wish to proceed with the offering on a continuous or delayed basis under Rule 415(a)(ix) of Regulation C, please revise the registration statement:

- To include a price that is not tied to the market price of the securities and that will last for the duration of the offering.

- To provide the information required in a primary offering for which you have indicated that it is not applicable, such as determination of offering price and use of proceeds.

- To identify these selling shareholders as underwriters and provide the information required by Item 508 of Regulation S-K for each. Please be advised that language such as "might be deemed to be" or "may be deemed to be" underwriters is unacceptable.

We note that you are not eligible to register a primary offering on a delayed or continuous basis under Rule 415(a)(1)(x) because you are not Form S-3 eligible for a primary offering. We also note that you are not eligible to conduct an at the market offering under Rule 415(a)(4), which requires that a registrant be eligible to conduct a primary offering on Form S-3.

2. Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 6932 (April 13, 1992). In carrying out this mandate, our assessment of your status under the definition can be based only upon the representation of your proposed business in your registration statement. We also refer you to proposing Securities Act Release No. 6891 (April 17, 1991). Your disclosure indicates the following:

- You are a development stage company with no revenues and have received a going concern opinion from your auditor;

- You issue penny stock;

- You have no operations, no assets (except for cash) and no employees;

- You will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding; and

- The registration statement contains very general disclosure related to the nature of your business plan.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with Rule 419 of Regulation C. In particular, please revise your filing to include the disclosure required by Item 419(c) of Regulation C and confirm that you will file post-effective amendments as required by Rule 419(d) and (e) of Regulation C. Please be advised that the offer must contain the terms set forth in Rule 419(e)(2) of Regulation C. Please revise your prospectus to describe these terms.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide to us a detailed explanation as to why Rule 419 does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry. Further, please include appropriate disclosure to demonstrate your status as a non-blank check company, including a specific business plan for the next twelve months. In providing the specific business plan, the disclosure should incorporate the company's day-to-day operations. We may have additional comments following the review of your revised disclosures.

3. Please advise us as to all other registration statements of companies for which your officers and directors may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission

4. Please revise your disclosure throughout the filing to state that you are currently a shell company, as it appears from your disclosure that you have both nominal operations and nominal assets. See Rule 405 of Regulation C. In addition, revise your related Rule 144 disclosure to reflect that you are a shell company. Note that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) of the Securities Act.

5.   Please explain why you are registering shares for resale at this time in light of the disclosure in your filing that you need to raise additional capital to continue your operations. For example, are you contractually obligated to do so? Further, please add a risk factor discussing the fact that selling shareholders may compete with the company for buyers of your shares, making it potentially more difficult for the company to raise money.

6.   Please revise the prospectus to provide the information required by Item 201(a)(2)(ii) of Regulation S-K.

Front Cover Page of the Registration Statement

7.   Since the securities being registered are to be offered and sold on a continuous or delayed basis, it is unclear why the Rule 415 box is not checked. Please revise accordingly.

Outside Front Cover Page of the Prospectus

8.   We note the disclosure in the third paragraph regarding the risk factors. It does not appear that the risk factors begin on page 1. Please revise accordingly.

Prospectus Summary, page 3

9.   The disclosure in this section and elsewhere in the filing discusses your business as if you already have entered into a definitive sales agency agreement. However, it does not appear that you have done so. Please revise accordingly.

Risk Factors, page 4

10.   Please delete the third and fourth sentences in the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. For additional guidance, please refer to Staff Legal Bulletin No. 7A, sample comment #30.

11.   Please add additional risk factor subheadings to specifically discuss the risks disclosed under "OTC Bulletin Board Considerations" on page 12.

12.   You state on page 6 that you conduct substantially all of your business through your operating subsidiary in the PRC, which is a wholly foreign owned enterprise in China. Please tell us the name of this operating subsidiary. We note from your corporate structure on page 13 that this subsidiary appears to be Hongkong Zhongwenbo International Group Company Limited; however, this company is organized pursuant to articles of incorporation which have been filed under Hong

Kong law, as disclosed on page 3. We note, instead, that Shandong Zhongwen Industrial Group Company Limited (SZIG) is an unrelated limited liability company established under the laws of the PRC. We also note the disclosure in the first paragraph on page 14. Please advise.

Selling Shareholders, page 9

13.   Please revise your table to show that 158,600 shares are being registered, instead of 15,600 shares.

Business, page 13

14.   Please revise to provide the information required by Item 101(c)(1)(x) of Regulation S-K.

Sales Agency Agreement, page 14

15.   We note the disclosure in the first paragraph regarding the expected date of June 25, 2010 as the time when Zhongwenbo will commence operations and the sales agency agreement will be executed. Please update this disclosure.

16.   We note the disclosure in the fourth sentence of the first paragraph that the summary is qualified by reference to the agreement. You may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly.

Management's Discussion and Analysis, page 15

17.   We note that Prepayment, deposits and other receivables of $36,217 is your only asset at June 15, 2010 as shown on the balance sheet on page F-2. However, you state on page 16 that this amount consists of cash and that as of the date of the prospectus, you have no cash remaining. Please clarify the nature of the $36,217, and revise your aforementioned statements accordingly.

18.   Please disclose herein the nature of Other payables and accruals of $65,000, the only liability on the balance sheet.

19.   We note the disclosure in the first paragraph on page 16 regarding the benefits you may receive from registering your common stock. Please revise to provide a materially complete description of these benefits.

20.   We note the disclosure under "Liquidity" on page 16. Given your history of no revenues, please disclose how you intend to satisfy the costs that you will incur as a result of becoming a public company upon the registration statement's effectiveness. We also note the disclosure in the second risk factor on page 7. Further, please revise your plan of operation to specifically address the costs associated with being a public company.

Directors, Executive Officers, Promoters, and Control Persons, page 18

21.   Please disclose the information required by Item 407(a) of Regulation S-K. Refer to Item 11(n) of Form S-1.

22.   Please revise the biography of Mr. Shen Peng to provide his business experience for the past five years. Refer to Item 401(e)(1) of Regulation S-K.

23.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Sun Hongyi should service as a director of your company.

Undertakings, page 23

24.   Please provide the undertaking required by Item 512(h) of Regulation S-K.

Signatures, page 24

25.   Please revise to provide the signatures in the format required by Form S-1. Refer to Instructions 1 and 2 to the Signatures portion of Form S-1.

Financial Statements

26.   Please revise to provide the financial statements in the prospectus. In this regard, we note that the financial statements currently are located outside the prospectus at the end of Part II to the Registration Statement.

27.   Please revise to label each of the financial statements as those of a development stage company. Refer to ASC Topic 915-205-45-4.

Consent

28.   Please have your auditors revise their consent to state the location from which they have issued the consent.

We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event you requests acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding request for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the purpose public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do at (202) 551-3743 or, in her absence, Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director